

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2024

Ilan Sobel
Chief Executive Officer
BioHarvest Sciences Inc.
1140-625 Howe Street
Vancouver, BC V6C 2T6, Canada

> **Re: BioHarvest Sciences Inc.**
> **Registration Statement on Form 20-F**
> **Filed June 14, 2024**
> **File No. 000-56663**

Dear Ilan Sobel:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steve O'Neill, Esq.